Exhibit 12

MILLENNIUM CHEMICALS INC.
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	For the period from December 21 through December 31,	For the period from January 1 through December 20,	Year Ended December 31,
	2007	2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes	$(19)	$(57)	$125	$76	$(12)	$(186)
Deduct income (loss) from equity investments	- -	(64)	181	221	81	(100)
Add distributions of earnings from equity investments	- -	30	170	214	81	- -
Earnings adjusted for equity investments	(19)	37	114	69	(12)	(86)
Fixed charges:
Interest expense, gross	3	(2)	67	115	103	98
Portion of rentals representative of interest	- -	3	3	3	2	7
Total fixed charges before capitalized interest	3	1	70	118	105	105
Capitalized interest	- -	- -	- -	- -	- -	- -
Total fixed charges including capitalized interest	3	1	70	118	105	105
Earnings (losses)	$(16)	$38	$184	$187	$93	$19
Ratio of earnings (losses) to fixed charges (a)	- -	38.0	2.6	1.6	- -	- -

(a)	For the eleven days ended, December 31, 2007, and for the years 2004 and 2003, earnings were insufficient to cover fixed charges by $19 million, $12 million and $86 million, respectively.

Exhibit 12